

John Sorial · 2nd

Founder & Managing Partner at TaDah Foods

New Alexandria, Virginia, United States · 500+ connections ·

Contact info

TaDah Foods

 **The Johns Hopkins University**

Experience

Founder & Managing Partner

TaDah Foods

Jan 2011 – Present · 10 yrs 3 mos

Fairfax, VA

I do everything. My goal is to do fewer things; better.

Vice President, Consumer Marketing and Sales

Lingo/ Primus Telecommunications

Apr 2008 – Aug 2008 · 5 mos

McLean, VA

Recruited to head up and turn around the struggling Consumer Markets division of a $1B global telecomm company. Direct P&L responsibility of $45M and a staff of 27. Revitalized the entire division by formulating a comprehensive customer acquisition & retention plan based on key gaps indentified in marketing, operations, media planning, and budgeting

Director, Partner Marketing and Strategic Business Management

AOL LLC

2004 – 2008 · 4 yrs

Responsible for driving AOL LLC's overall acquisition strategy in the Retail, OEM, and Affiliate channels which delivers over $1B in annual revenue. Directly accountable for the development of business and marketing strategies, conduct deal analyses and lead contract negotiations, direct the implementation of marketing and operational programs, department bud …see more

Education



The Johns Hopkins University
BS, Chemical Engineering
1994 – 1998

Studied my ass off. Had fun with my friends.



The Johns Hopkins University
BS, Chemical Engineering
1994 – 1998



